SCHEDULE 13G

Amendment No. 0
HARRIS TEETER SUPERMARKETS INC
Common Stock
Cusip #414585109


Cusip #414585109
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	4,694,313
Item 6:	0
Item 7:	4,694,313
Item 8:	0
Item 9:	4,694,313
Item 11:	9.483%
Item 12:	    HC


Cusip #414585109
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	4,694,313
Item 8:	0
Item 9:	4,694,313
Item 11:	9.483%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		HARRIS TEETER SUPERMARKETS
INC

Item 1(b).	Name of Issuer's Principal Executive Offices:

		701 CRESTDALE ROAD
		MATTHEWS, NC  28105


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		245 Summer Street, Boston,
Massachusetts  02210

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		414585109

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	4,694,313

	(b)	Percent of Class:	9.483%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	4,694,313

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	4,694,313

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of HARRIS TEETER
SUPERMARKETS INC. No one person's interest in the Common Stock of HARRIS TEETER SUPERMARKETS
INC is more than five percent of the total outstanding
Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,694,313 shares or 9.483% of the outstanding Common Stock of HARRIS TEETER SUPERMARKETS INC as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under
Section 8 of the Investment Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 4,694,313 shares and sole power to vote or to direct the voting of 4,694,313 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 13, 2014, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of HARRIS TEETER SUPERMARKETS
INC at December 31, 2013.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Pyramis Global Advisors, LLC

By /s/ Jennifer A. Jaslowich
	Jennifer A. Jaslowich
	Duly authorized under Power of Attorney
	dated March 28, 2013, by Douglas R. Moore
	Chief Financial Officer